Exhibit under Item 5.02(a)(2) – Letter of Resignation

D. BRUCE ROGERS

December12, 2007

TO: The Board of Directors, Calvin B. Taylor Bank

For the past several years it’s been my privilege and honor to serve on the
Board of Directors of Calvin B. Taylor Bank. During my time on the
Board I felt a deep commitment to fulfilling my responsibilities to the stock holders of the Bank to the best of my ability.

As in all things, time brings about changes in our personal and professional lives. As you know, I moved my residence from Berlin to
Talbot County in 2005, while my business continues in the Worcester and
Wicomico Counties.

Due to the fact that my primary business is not in Worcester County, and that I now reside in Talbot County, Reese Cropper has requested my resignation from the board. I do not desire to serve against the wishes of the CEO. Please consider this letter as my formal resignation from the
Board, effective today.

Thank you for giving me the opportunity to serve.

Kind regard,

/s/ Bruce

D. Bruce Rogers